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                                                                     EXHIBIT 4.9


                         DESCRIPTION OF CAPITAL STOCK

General

        The authorized capital stock of Devon consists of:

        . 400,000,000 shares of common stock, par value $0.10 per share,

        . 4,500,000 shares of preferred stock, par value $1.00 per share, and

        . one share of special voting stock, par value $0.10 per share.

Common Stock

Holders of Devon common stock are entitled to receive dividends out of legally available funds when and if declared by the Devon board of directors. Subject to the rights of the holders of any outstanding shares of Devon preferred stock, holders of shares of Devon common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders. They are not entitled to cumulative voting rights for the election of directors. Except pursuant to the rights agreement, the shares of Devon common stock have no preemptive, conversion or other rights to subscribe for or purchase any securities of Devon. Upon liquidation or dissolution of Devon, the holders of shares of Devon common stock are entitled to share ratably in any of Devon's assets that remain after payment or provision for payment to creditors and holders of preferred stock. All outstanding shares of Devon common stock are fully paid and nonassessable.

Trust Convertible Preferred Securities

On July 3, 1996, Devon Financing Trust, a Delaware business trust sponsored by Devon, issued 2,990,000 trust convertible preferred securities. The trust convertible preferred securities are convertible into shares of Devon common stock at the rate of 1.6393 shares of Devon common stock per trust convertible preferred security. The conversion of the trust convertible preferred securities may have a dilutive effect on the common stockholders of Devon and may affect the market price of the shares of Devon common stock.

Preferred Stock

The Devon preferred stock may be issued in one or more series. The Devon board may establish attributes of any series, including the designation and number of shares in the series, dividend rates (cumulative or noncumulative), voting rights, redemptions, conversion or preference rights, and any other rights and qualifications, preferences and limitations or restrictions on shares of a series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Devon without any vote or action by the stockholders and may adversely affect the voting and other rights of the holders of shares of Devon common stock. The specific terms of a particular series of preferred stock will be described in a certificate of designations relating to that series. The Devon board has designated 1,500,000 shares of preferred stock as Devon 6.49% cumulative preferred stock, series A. The Devon board has also designated 1,000,000 shares of preferred stock as series A junior participating preferred stock in connection with Devon's rights agreement.
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Special Voting Stock

One share of special voting stock, par value $0.10 per share, is authorized for issuance by Devon and is outstanding. Except as otherwise required by law or Devon's restated certificate of incorporation, the special voting share will possess a number of votes equal to the number of outstanding exchangeable shares from time to time not owned by Devon or any entity controlled by Devon for the election of directors and on all other matters submitted to a vote of Devon stockholders. The holders of shares of Devon common stock and the holder of the special voting share will vote together as a single class on all matters. In the event of a Devon liquidation event, all outstanding exchangeable shares will automatically be exchanged for shares of Devon common stock, and the holder of the special voting share will not be entitled to receive any assets of Devon available for distribution to its stockholders. The holder of the special voting share will not be entitled to receive dividends. At such time as the special voting share has no votes attached to it because there are no exchangeable shares outstanding not owned by Devon or an entity controlled by Devon, the special voting share will be canceled.

Share Rights Plan

Under Devon's rights agreement, holders of shares of Devon common stock have one right for each share of Devon common stock that they hold. The certificates representing outstanding shares of Devon common stock also evidence one right for each share. Initially, the rights will trade with the shares of Devon common stock. Holders of exchangeable shares will receive one right with each share of Devon common stock they receive upon exchange of their exchangeable shares. If events generally associated with an unsolicited takeover attempt of Devon or transactions involving a change of control occur (including an acquisition, or a tender or exchange offer that would result in a bidder acquiring 15% or more of Devon's voting securities), the rights will be distributed, will become exercisable and will trade separately from the shares of Devon common stock.

The rights have antitakeover effects. They will cause substantial dilution to a person or group that attempts to acquire Devon in a manner that causes the rights to become exercisable. We believe, however, that the rights should not affect any prospective offeror willing to negotiate with the Devon board or interfere with any merger or other business combination approved by the Devon board. The Devon board may redeem the rights for $0.01 per right. The terms of the rights agreement may be amended by the Devon board without the consent of the Devon stockholders or the holders of the rights.